EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                          Six Months Ended
                                             November 30,
                                         __________________

                                        2003           2002
                                        ____           ____

                                           (in millions)

Net income                             $440.3         $103.1
Income taxes                            235.0          194.5
Cumulative effect of accounting change     --          266.1
                                       ______         ______

Income before income taxes and
      cumulative effect of
      accounting change                 675.3          563.7
                                       ______          _____

Add fixed charges
      Interest expense (A)               22.8           22.2
      Interest component of leases (B)   33.5           30.0
                                       ______         ______

Total fixed charges                      56.3           52.2
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $731.5         $615.1
                                       ======         ======
Ratio of earnings to total fixed
      charges                            13.0           11.8
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.